UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2008
Commission File Number 000-51138
GRAVITY Co., Ltd.

(Translation of registrant’s name into English)
Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-270

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

GRAVITY REPORTS SECOND QUARTER OF 2008 RESULTS
Seoul, South Korea — October 14, 2008 — GRAVITY Co., Ltd. (NasdaqGM: GRVY), an online game developer and publisher based in South Korea, today announced its unaudited financial results for the second quarter ended June 30, 2008, prepared in accordance with generally accepted accounting principles in the United States.
Revenues for the second quarter ended June 30, 2008 was KRW 12,662 million (US$10,597 thousand), representing a 1.1% increase from KRW 12,529million for the first quarter ended March 31, 2008 (“QoQ”) and a 34.6% increase from KRW 9,408 million for the second quarter ended June 30, 2007 (“YoY”).
REVIEW OF FINANCIAL RESULTS
Revenues
Royalty and licensing fee revenues for the second quarter ended June 30, 2008 were KRW 6,742 million (US$5,643 thousand), representing a 2.2% decrease QoQ from KRW 6,897 million but a 19.8% increase YoY from KRW 5,627 million. The decrease QoQ was primarily due to the decrease in Japan revenues while the increase YoY was resulted from the increase in Japan revenues. The weakening of the Korean Won by approximately 27% against the Japanese Yen from 2007 to 2008 also contributed to the increase YoY royalty revenues.
Subscription revenues for the second quarter of 2008 was KRW 3,082 million (US$2,579 thousand), representing a 7.8% increase QoQ and a 67% increase YoY compared to KRW 2,860 million and KRW 1,846 million, respectively. The increases QoQ and YoY are primarily driven by the increase in Korea revenues due to the increase revenues from the micro-transaction model resulted from opening free-to-play servers in May 2008. The increased QoQ is also partly driven by commercialization of Requiem in the United States and Canada in June 2008. The increase YoY is partly attributed to commercialization of Emil Chronicle Online, Pucca Racing and Requiem in August, September and October 2007, respectively, in Korea.
Mobile game revenues was KRW 2,076 million (US$1,737 thousand) for the second quarter of 2008, representing a 46.1% increase QoQ from KRW 1,421 million and a 48.7% increase YoY from KRW 1,396 million. The increases QoQ and YoY are principally due to the revenues from the newly released mobile games.
Character merchandising, animation and other revenue was KRW 762 million (US$638 thousand) for the second quarter of 2008, representing a 43.6% decrease QoQ from KRW 1,351 million and a 41.4 % increase YoY from KRW 539 million. The decrease QoQ is primarily due to the sale of mobile phone accessories by NEOCYON, a subsidiary of the Company, to LG Electronics in the first quarter of 2008, which did not recur in the second quarter of 2008. The increase YoY is mainly resulted from the sale of data cables by NEOCYON to LG Electronics in the second quarter of 2008.

Cost of Revenues and Operating Expenses
Cost of revenues were KRW 7,505 million (US$6,281 thousand) for the second quarter of 2008, representing no significant change QoQ from KRW 7,504 million and a 75.2% increase YoY from KRW 4,283 million. Gravity’s increased cost of revenues YoY was primarily attributed to i) higher salaries of head quarters from the commercialization of new games and of L5 games Inc., which was established in October 2007; ii) the amortization of development-related costs from the commercialization of Emil Chronicle Online, Pucca Racing and Requiem in August, September and October of 2007, respectively; and iii) higher rent expenses of Gravity Interactive, Inc., L5 Games Inc. and Gravity EU SASU.
Operating expenses were KRW 5,881 million (US$4,922 thousand) for the second quarter of 2008, representing a 12.4% decrease QoQ from KRW 6,711 million and a 26.3% decrease YoY from KRW 7,977 million. The decrease in operating expenses QoQ is mainly due to the decrease of rent expense of headquarter office in Seoul. The company moved to a new office on February 1, 2008 and the lease agreement of the old office expired on March 16, 2008. The rent expenses for both old and new offices occurred between February 1 and March 16. The YoY decrease in operating expenses is attributed to decreased R&D expenses and advertising expenses. The decrease in R&D expenses were converted into intangible assets (capitalized R&D cost) after open beta testing and into cost of revenues after commercialization.
Income before income tax expenses and others was KRW 220 million (US$184 thousand) for the second quarter of 2008. The Company recorded losses before income tax expenses and others in the first quarter of 2008 and the second quarter of 2007, which were KRW 278 million and KRW 2,566 million, respectively.
As a result of the foregoing factors, Gravity recorded a net loss of KRW 665 million (US$557 thousand) for the second quarter of 2008 compared with a net loss of KRW 1,370 million for the first quarter of 2008 and a net loss of KRW 3,415 million for the second quarter of 2007.
The balance of cash and cash equivalents and short-term financial instruments was KRW 54,429 million (US$45,553 thousand) as of June 30, 2008.
Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,194.85 to US$1.00, the noon buying rate in effect on October 1, 2008 as quoted by the Federal Reserve Bank of New York.
About GRAVITY Co., Ltd. —
Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 23 markets. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr
Mr. Andy Eom
IR Manager
Gravity Co., Ltd.
Telephone: +822-2132-7801
Email: andyeom@gravity.co.kr
# # #

GRAVITY Co., Ltd.
Consolidated Balance Sheet
(In millions of KRW and in thousands of US$)

	As of
	31-Dec-07		30-Jun-08
	KRW	US$	KRW	US$
Assets	(Audited)	(unaudited)	(unaudited)	(unaudited)
Current assets
Cash and cash equivalents	53,588	44,849	51,750	43,311
Short-term financial instruments	8,715	7,294	2,679	2,242
Accounts receivable, net	4,820	4,034	7,479	6,259
Other current assets	5,544	4,640	5,107	4,275

Total current assets	72,667	60,817	67,015	56,087

Property and equipment, net	7,195	6,022	7,127	5,965
Leasehold and other deposits	2,412	2,019	2,174	1,819
Intangible assets	2,012	1,684	1,077	901
Development cost	9,674	8,096	10,545	8,825
Goodwill	1,451	1,214	1,451	1,214
Investment	20	17	3,810	3,189
Other non-current assets	1,496	1,252	1,502	1,257

Total assets	96,927	81,121	94,701	79,257

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	4,573	3,827	3,713	3,108
Deferred income	3,639	3,046	3,473	2,907
Current portion of deferred tax liabilities	583	488	285	239
Other current liabilities	1,317	1,102	1,359	1,136

Total current liabilities	10,112	8,463	8,830	7,390

Long-term deferred income	10,245	8,574	10,212	8,547
Accrued severance benefits	715	598	584	489
Deferred income tax liabilities	49	41	54	45
Other non-current liabilities	262	220	149	125

Total liabilities	21,383	17,896	19,829	16,596

Minority interest	68	57	108	90
Common stock	3,474	2,907	3,474	2,907
Additional paid-in capital	75,126	62,875	75,235	62,966
Retained earnings	(2,879)	(2,410)	(4,914)	(4,113)
Accumulated other comprehensive income (loss)	(245)	(204)	969	811

Total shareholders’ equity	75,476	63,168	74,764	62,571

Total liabilities and shareholders’ equity	96,927	81,121	94,701	79,257

*	For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW1,194.85 to US$1.00, the noon buying rate in effect on October 1, 2008 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.
Consolidated Statements of Operations
(In millions of KRW and in thousands of US$)

	Three months ended				Six months ended
	31-Mar-08	30-Jun-07	30-Jun-08		30-Jun-07	30-Jun-08
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Online games-subscription revenue	2,860	1,846	3,082	2,579	3,908	5,942	4,973
Online games-royalties and license fees	6,897	5,627	6,742	5,643	12,912	13,639	11,415
Mobile games	1,421	1,396	2,076	1,737	2,183	3,497	2,927
Character merchandising, animation and other revenue	1,351	539	762	638	918	2,113	1,768

Total net revenues	12,529	9,408	12,662	10,597	19,921	25,191	21,083

Cost of revenues	7,504	4,283	7,505	6,281	8,247	15,009	12,561

Gross profit	5,025	5,125	5,157	4,316	11,674	10,182	8,522

Operating expenses
Selling, general and administrative	5,928	5,745	5,272	4,412	10,777	11,200	9,374
Research and development	783	2,232	609	510	4,812	1,392	1,165

Operating income (loss)	(1,686)	(2,852)	(724)	(606)	(3,915)	(2,410)	(2,017)

Other income (expenses)
Interest income	702	790	702	588	1,544	1,403	1,174
Interest expense	(4)	(6)	(6)	(5)	(15)	(10)	(8)
Foreign currency gains (losses), net	713	(694)	248	207	(406)	961	804
Others, net	(3)	196	—	—	196	(3)	(3)

Income (loss) before income tax expense, minority interest and equity in loss of related joint venture	(278)	(2,566)	220	184	(2,596)	(59)	(50)

Income tax expenses (benefit)	849	674	808	676	1,440	1,657	1,386

Income (loss) before minority interest and equity in loss of related joint venture	(1,127)	(3,240)	(588)	(492)	(4,036)	(1,716)	(1,436)

Minority interest	22	12	18	15	18	39	33
Equity in loss of related joint venture	221	163	59	50	334	280	234

Net loss	(1,370)	(3,415)	(665)	(557)	(4,388)	(2,035)	(1,703)

*	For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW1,194.85 to US$1.00, the noon buying rate in effect on October 1, 2008 as quoted by the Federal Reserve Bank of New York.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: October 14, 2008	By:	/s/ Heung Gon Kim
		Name:	Heung Gon Kim
		Title:	Chief Financial Officer